

April 17, 2015

Via E-mail
Mr. Ian Kidson, Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re:** **Progressive Waste Solutions Ltd.**
> **Form 40-F filed March 28, 2014**
> **File No. 1-34370**

Dear Mr. Kidson:

We have reviewed your response dated March 26, 2015, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the year ended December 31, 2013

Exhibit 99.2 MD&A

Critical Accounting Estimates, page 41

1. We note your response dated March 26, 2015, the disclosure included on pages 47-48 of Exhibit 99.2 of the December 31, 2014 Form 40-F and the significance of the Seneca Meadows landfill asset to the US northeast reporting unit's carrying value and fair value. Given this significance as described in your letter and since the U.S. northeast reporting unit's fair value is not substantially in excess of its carrying value at December 31, 2014, please revise your disclosure to address the following:
   - Clarify why Step 1 of the impairment test is expected to fail at each subsequent annual testing date.
   - Quantify the fair value and carrying value of this reporting unit.
   - Highlight the principal reasons why goodwill is supported in a hypothetical sale under the Step 2 test for impairment.
   - Provide a discussion of the key assumptions underlying the Step 2 test of impairment, including assumptions specific to the Seneca Meadows landfill asset and addressing the degree of uncertainty associated with the key assumptions.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief